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                          May 5, 2023

       David Day
       Chief Financial Officer
       Magnite, Inc.
       1250 Broadway,
       15th Floor,
       New York, New York 10001

                                                        Re: Magnite, Inc.
                                                            Form 10-K filed on
February 22, 2023
                                                            File No. 001-36384

       Dear David Day:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed on February 22, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Operating and Financial Performance Metrics, page 50

   1.                                                   Your non-GAAP
performance measure labeled as "Revenue ex-TAC" suggest that the comparable GAAP measure
is revenue, however, gross profit is the comparable GAAP
                                                        measure. Please
consider revising the name of your "Revenue ex-TAC" measure to reflect its nature as being
more akin to gross profit. We refer you to Question 100.5 of the
                                                        Compliance & Disclosure
Interpretations on Non-GAAP Measures.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Becky
Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian,
 David Day
Magnite, Inc.
May 5, 2023
Page 2

Accounting Branch Chief, at 202-551-3488 with any questions.




FirstName LastNameDavid Day                             Sincerely,
Comapany NameMagnite, Inc.
                                                        Division of Corporation
Finance
May 5, 2023 Page 2                                      Office of Technology
FirstName LastName